Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Years Ended September 30,
	2015	2014	2013	2012	2011
(in thousands, except ratios)
Net income (loss)	$92,139	$(24,558)	$47,542	$61,241	$111,843
Fixed charges	145,022	152,017	178,196	155,595	130,402
Amortization of capitalized interest	2,302	2,203	2,204	2,221	2,229
Capitalized interest	—	(735)	(1,976)	(34)	—
Loss attributable to non-controlling interests	2,255	380	2,784	2,019	2,134
Earnings	$241,718	$129,307	$228,750	$221,042	246,608
Interest expense, net of capitalized interest and amortization of debt issuance costs and accretion of bond premiums and discounts	$136,105	$139,896	$157,865	$136,070	$109,899
Capitalized interest	—	735	1,976	34	—
Amortization of debt issuance costs and accretion of bond premiums and discounts	7,771	8,037	12,285	9,987	7,811
Interest portion of rental expense (1)	919	1,144	1,096	1,256	1,326
Accretion of discount to the relinquishment liability	227	2,205	4,974	8,248	11,366
Fixed charges	$145,022	$152,017	$178,196	$155,595	$130,402
Ratio of earnings to fixed charges (2)	1.67	0.85	1.28	1.42	1.89
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.